82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378



May 27, 2003

SYMBOL: GGL.TSX Venture

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) reports today counsel for Golden Rule and Inukshuk has advised GGL Diamond Corp. and the Tribunal that "...I am instructed not to take further proceedings respecting the decision of the Tribunal pronounced May 2, 2003."

GGL DIAMOND CORP.

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

dlw 6/19